

April 24, 2012

Via E-Mail
Ms. Kathy Willard
Chief Financial Officer
Live Nation Entertainment, Inc.
9348 Civic Center Drive
Beverly Hills, California 90210

  Re: Live Nation Entertainment, Inc.
    Form 10-K for the Year Ended December 31, 2011
    Filed February 24, 2012
    File No. 001-32601

Dear Ms. Willard:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Management's Discussion & Analysis
Critical Accounting Policies and Estimates, page 73
Income Taxes, page 76

1. We note your disclosure that because all earnings from your continuing foreign operations are permanently reinvested and not distributed, your income tax provision does not include additional United States taxes on those foreign operations. Please revise your liquidity section of MD&A to disclose the amount of cash and short term investments held by foreign subsidiaries; a statement that the company would need to accrue and pay taxes if repatriated; and a statement that the company does not intend to repatriate the funds. Also, in light of the significant reconciling item due to differences of foreign taxes from U.S. statutory taxes in the statutory tax rate reconciliation disclosed in Note 10, please identify for us the countries for which this reconciling item relates. Finally, please revise Note 10 to disclose the cumulative amount of earnings of foreign

subsidiaries in which U.S. income taxes have not been provided because they are considered to be permanently reinvested.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief